UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One):

[X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

For Period Ended: December 31, 1996
 [ ] Transition Report on Form 10-K
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR
 For the Transition Period Ended: ___________________________________________
-----------------------------------------------------------------------------
     Read Instructions (on back page) Before Preparing Form. Please
     Print or Type.

     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE
     COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.
-----------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:  Amedysis, Inc.

Former Name If Applicable:  N/A

Address of Principal Executive Office (Street and Number)
3029 South Sherwood Forest Blvd., ste 300

Baton Rouge, La. 70816
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ]  (c)  The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

Due to the time required in our merger negotiations with Complete Management, Inc. which took place from October 21, 1996 to March 17,1997, the Company would be required to spend unreasonable effort and expense to file our 10K on March 31, 1997. We will file on or before April 15, 1997.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Mitchel G. Morel, LFO            (504)                   292-2031
    -----------------             ----------            ---------------
        (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
    no, identify reports(s). Yes [X]   No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
    Yes [X]    No [ ]

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


    The Company has taken a charge to its earnings of $622,809 for the year ended December 31, 1996. The charge is primarily due to previous investments including the development costs of a proposed managed care organization and the Company's physician practice management program.

The charge will reduce net income to $18,321, or $.01 per share for 1996 compared to $941,783 or $.37 per share for the year ended 1995. The charge to earnings was made as part of the Company's planned merger with Complete Management, Inc., a New York physician practice management firm. AMEDISYS' management believed that these investments may be unrealized in the proposed future direction of the combined companies. CMI and AMEDISYS mutually decided not to proceed with the proposed merger on March 17, 1997 because the two companies could not agree on terms.



                                 Amedisys Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 31,1997                             By /s/ Mitchel G. Morel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).